Exhibit 99.1

RESULTS OF SPECIAL GENERAL MEETING HELD ON SEPTEMBER 4, 2009

Singapore, Singapore – September 4, 2009 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), wishes to announce that the Special General Meeting of China Yuchai was duly convened and held on September 4, 2009 and the results of the vote on the resolutions set out in its Notice of Special General Meeting dated July 28, 2009 were as follows:

By way of ordinary resolutions

1.	Amendments to the bye-laws to remove the Special Share provisions and all related provisions – NOT PASSED BY VOTE OF ORDINARY SHARES

2.	Immediate removal of Mr. Teo Tong Kooi as an officer of the Company – NOT PASSED BY VOTE OF ORDINARY SHARES

3.	The appointment of a CEO who is qualified and competent to serve in that capacity at a company which is publicly listed in the United States – THIS RESOLUTION WAS NOT PUT TO THE VOTE AT THE MEETING WITH THE CONSENT OF THE MEMBERS PRESENT

4.	Amendments to the bye-laws to permit the appointment of two independent directors by shareholders who do not have any direct or indirect interest in the Special Share nor are connected in any way with Coomber, Goldman, Zhong Lin, the State Holding Company or Yulin City Government – NOT PASSED BY VOTE OF ORDINARY SHARES

By way of special resolutions

5.	Immediate removal of Mr. Teo Tong Kooi as a director of the Company – NOT PASSED BY VOTE OF ORDINARY SHARES

6.	Immediate removal of Mr. Tan Aik-Leang as Audit Committee Chairman and as a director of the Company – NOT PASSED BY VOTE OF ORDINARY SHARES

As all of the above resolutions failed by the vote of the ordinary shares, there was no need to count the vote of the Special Share.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2008, GYMCL sold approximately 372,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen
Grayling
Tel: +1-646-284-9409
Email: kevin.theiss@us.grayling.com
dixon.chen@us.grayling.com